EXHIBIT 99.1

Almaden Provides Update on Arbitration Process with Mexico

VANCOUVER, British Columbia, Dec. 12, 2024 (GLOBE NEWSWIRE) -- Almaden Minerals Ltd. (“Almaden” or “the Company”; TSX: AMM; OTCQB: AAUAF) provides an update on its international arbitration proceedings (the “Claim”) under the Comprehensive and Progressive Agreement for Trans-Pacific Partnership with the United Mexican States (“Mexico”). The Claim is being prosecuted pursuant to the established and enforceable legal framework of the International Centre for Settlement of Investment Disputes. The Company is financing the Claim with up to US$9.5 million in non-recourse litigation funding provided by a leading legal finance counterparty (see June 27, 2024 press release).

Since the last update of June 27, 2024, the following key milestones have been met:

  Each of the Company and Mexico has appointed an arbitrator to the three-person arbitration panel (the “Tribunal”);
  The third and presiding arbitrator has also been appointed, and the Tribunal has now been duly constituted. The place of the arbitration is Washington, D.C.;
  The Tribunal held its first session with the Company and Mexico on November 20, 2024;
  As determined by the Tribunal, the Company will submit its Memorial document, which describes in detail the Company’s legal arguments and evidence, by March 20, 2025;
  The Company has engaged a quantum expert to assess the damages relating to the Claim. This work will form an important part of the Memorial submission;
  The Company and its legal representatives at Boies Schiller Flexner continue to prepare the case. Document analysis and interviews with pertinent personnel and experts are progressing as scheduled.

While the Company is vigorously pursuing this Claim, its preference is for a constructive resolution with Mexico that results in a positive outcome for all stakeholders.

For background on the basis for the arbitration and ongoing updates with respect to the arbitration, please refer to the Company’s website at www.almadenminerals.com.

On behalf of the Board of Directors,

“J. Duane Poliquin”
J. Duane Poliquin
Chair
Almaden Minerals Ltd.

Safe Harbor Statement

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things, the total potential cost of the legal claims and the sufficiency of the money available under the litigation funding agreement to cover these costs, and the result and damages arising from the Company’s request for arbitration.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant legal, regulatory, business, operational and economic uncertainties and contingencies, and such uncertainty generally increases with longer-term forecasts and outlook. These assumptions include: stability and predictability in Mexico’s response to the arbitration process under the CPTPP; stability and predictability in the application of the CPTPP and arbitral decisions thereon; the ability to continue to finance the arbitration process, and continued respect for the rule of law in Mexico. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release. Such risks and other factors include, among others, risks related to: the application of the CPTPP and arbitral decisions thereon; continued respect for the rule of law in Mexico; political risk in Mexico; crime and violence in Mexico; corruption in Mexico; uncertainty as to the outcome of arbitration or the funding available to the Company to pursue it; as well as those factors discussed the section entitled "Risk Factors" in Almaden's Annual Information Form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that our forward-looking statements or information will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements or information. Except as required by law, the Company does not assume any obligation to release publicly any revisions to on forward-looking statements or information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information:

Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/